The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, Pennsylvania 19087

December 15, 2023

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Sir or Madam:

Included herewith for filing on behalf of the Registrant, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 180 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment is being filed in connection with (1) changes to the name, investment objective, principal investment strategy, and principal risks of Hartford Schroders Core Fixed Income Fund (formerly, Hartford Schroders Sustainable Core Bond Fund), a series of the Registrant, (2) changes to the principal investment strategy and principal risks of Hartford Schroders Diversified Emerging Markets Fund, a series of the Registrant, and (3) changes to the diversification status and related fundamental policy of The Hartford Growth Opportunities Fund (“Growth Opportunities Fund”), a series of the Registrant. With respect to the Hartford Schroders Core Fixed Income Fund, these changes took effect on November 30, 2023, and shareholders were notified of the changes via a prospectus supplement dated September 8, 2023. With respect to the Hartford Schroders Diversified Emerging Markets Fund, these changes are scheduled to take effect on March 1, 2024, and shareholders were notified of the changes via a prospectus supplement dated December 6, 2023. The changes to the diversification status and related fundamental policy of the Growth Opportunities Fund were approved by the Registrant’s Board of Directors, but remain subject to approval by shareholders. If the proposal is approved by shareholders, the Growth Opportunities Fund’s diversification classification will change and the related fundamental policy will be eliminated in connection with the Growth Opportunities Fund’s annual update of its registration statement. Shareholders of the Growth Opportunities Fund received a prospectus supplement dated September 8, 2023 and a proxy statement dated October 3, 2023.

For administrative convenience, this filing includes other series of the Registrant with the same fiscal year-end, but the Registrant does not believe that the changes made in this Amendment related to those series are material. We therefore request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that this Amendment receive selective review from the Commission and its staff (the “Staff”) limited to the changes discussed above because additional disclosures set forth in this Amendment are “not substantially different” from the disclosures that the Registrant previously filed in Post-Effective Amendment No. 174 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A dated February 28, 2023, Post-Effective Amendment No. 177 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A dated September 20, 2023, and Post-Effective Amendment No. 179 under the 1933 Act to the Registrant’s Registration Statement on Form N-

1A dated November 8, 2023. The Registrant believes that no other area of the Amendment warrants particular attention. Selective review would serve to expedite the review process for the Registrant, as well as use the Staff’s time and resources more effectively.

Pursuant to Rule 485(a)(1), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective on March 1, 2024. No fee is required in connection with this filing. Please contact me at (610) 386-4077 or lisa.zeises@hartfordfunds.com with any comments or questions concerning this filing. Thank you in advance for your consideration.

Sincerely,

/s/ Lisa D.Zeises

Lisa D. Zeises

Assistant Secretary

cc:    John V. O’Hanlon

    Alexander C. Karampatsos